4818

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Greektown Superholdings, Inc.
(Name of Issuer)
Series A-1 Convertible Preferred Stock
(Title of Class of Securities)
392485207
(CUSIP Number)

June 30, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 10 PAGES

CUSIP No. 392485207

1	NAME OF REPORTING PERSON Manulife Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None, except through its indirect, wholly-owned subsidiary, MFC Global Investment Management (U.S.), LLC
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See line 9, above.
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS

PAGE 2 OF 10 PAGES

CUSIP No. 392485207

1	NAME OF REPORTING PERSON MFC Global Investment Management (U.S.), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 761,346
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 761,346
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,346 (including 142,190 shares issuable upon exercise of warrants)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 47.41% (including 142,190 shares issuable upon exercise of warrants)
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

PAGE 3 OF 10 PAGES

CUSIP No. 392485207

1	NAME OF REPORTING PERSON John Hancock Funds II High Income Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

154,240 shares owned directly by the Fund.  MFC Global Investment Management (U.S.), LLC has sole voting and dispositive power over these shares.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.54%
12	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS

PAGE 4 OF 10 PAGES

CUSIP No. 392485207

1	NAME OF REPORTING PERSON John Hancock High Yield Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,282 shares owned directly by the Fund (including 142,190 shares issuable upon exercise of warrants).  MFC Global Investment Management (U.S.), LLC has sole voting and dispositive power over these shares.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.70% (including 142,190 shares issuable upon exercise of warrants)
12	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS

PAGE 5 OF 10 PAGES

CUSIP No. 392485207

1	NAME OF REPORTING PERSON John Hancock Strategic Income Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,947 shares owned directly by the Fund.  MFC Global Investment Management (U.S.), LLC has sole voting and dispositive power over these shares.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.27%
12	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS

PAGE 6 OF 10 PAGES

Item 1(a)         Name of Issuer:
Greektown Superholdings, Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices:
555 East Lafayette
Detroit, Michigan  48226

Item 2(a)         Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation (“MFC”) and MFC’s indirect, wholly-owned subsidiary, MFC Global Investment Management (U.S.), LLC (“MFC Global (U.S.)”), and is also made on behalf of John Hancock Funds II High Income Fund (“JHF II High Income Fund”), John Hancock High Yield Fund (“JH High Yield Fund”) and John Hancock Strategic Income Fund (“JH Strategic Income Fund”).

Item 2(b)        Address of Principal Business Office:
The principal business office of MFC is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of MFC Global (U.S.) is located at 101 Huntington Avenue, Boston, Massachusetts 02199.
The principal business offices of JHF II High Income Fund, JH High Yield Fund and JH Strategic Income Fund are located at 601 Congress Street, Boston, Massachusetts 02210.

Item 2(c)         Citizenship:
MFC is organized and exists under the laws of Canada.
MFC Global (U.S.) is organized and exists under the laws of the State of Delaware.
JHF II High Income Fund, JH High Yield Fund and JH Strategic Income Fund are organized and exist under the laws of the Commonwealth of Massachusetts.

Item 2(d)        Title of Class of Securities:
Series A-1 Convertible Preferred Stock

Item 2(e)         CUSIP Number:
392485207

Item 3             If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

MFC:                                                      (g) (X)    a parent holding company or control person in
accordance with §240.13d-1(b)(1)(ii)(G).

MFC Global (U.S.):                               (e) (X)     an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

JHF II High Income Fund:                  (d) (X)    an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

JH High Yield Fund:                            (d) (X)    an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

JH Strategic Income Fund:                 (d) (X)    an investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

PAGE 7 OF 10 PAGES

Item 4             Ownership:

(a)     Amount Beneficially Owned:  MFC Global (U.S.) has beneficial ownership of 761,346 shares of Series A-1 Convertible Preferred Stock, of which JHF II High Income Fund owns directly 154,240 shares, JH High Yield Fund owns directly 300,282 shares (including 142,190 shares issuable upon exercise of warrants) and JH Strategic Income Fund owns directly 164,947 shares.  Through its parent-subsidiary relationship to MFC Global (U.S.), MFC may be deemed to have beneficial ownership of these same shares.

(b)  Percent of Class:  Of the 1,463,535 shares of Series A-1 Convertible Preferred Stock outstanding as of June 30, 2010, according to information filed by the issuer on a Form 8-K filed July 2, 2010, MFC Global (U.S.) held 47.41%, of which JHF II High Income Fund held 10.54%, JH High Yield Fund held 18.70% (including 142,190 shares issuable upon exercise of warrants) and JH Strategic Income Fund held 11.27%.

(c)  Number of shares as to which the person has:

(i)            sole power to vote or to direct the vote:
MFC Global (U.S.) has sole power to vote or to direct the voting of the shares of Series A-1 Convertible Preferred Stock it beneficially owns.

(ii)           shared power to vote or to direct the vote:  -0-

(iii)          sole power to dispose or to direct the disposition of:
MFC Global (U.S.) has sole power to dispose or to direct the disposition of the shares of Series A-1 Convertible Preferred Stock it beneficially owns.

(iv)          shared power to dispose or to direct the disposition of:  -0-

Item 5             Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6             Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7             Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
See Items 3 and 4 above.

Item 8             Identification and Classification of Members of the Group:
Not applicable.

Item 9             Notice of Dissolution of Group:
Not applicable.

Item 10           Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

PAGE 8 OF 10 PAGES

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

By:          /s/ Kenneth G. Pogrin

Name:     Kenneth G. Pogrin

Dated:  July 12, 2010                                            Title:       Attorney in Fact*

MFC Global Investment Management (U.S.), LLC

By:          /s/ William E. Corson

Name:     William E. Corson

Dated:  July 12, 2010                                            Title:       Vice President and Chief Compliance Officer

John Hancock Funds II High Income Fund

By:          /s/ Francis V. Knox Jr.

Name:     Francis V. Knox Jr.

Dated:  July 12, 2010                                            Title:       Vice President and Chief Compliance Officer

John Hancock High Yield Fund

By:          /s/ Francis V. Knox Jr.

Name:     Francis V. Knox Jr.

Dated:  July 12, 2010                                            Title:       Vice President and Chief Compliance Officer

John Hancock Strategic Income Fund

By:          /s/ Francis V. Knox Jr.

Name:     Francis V. Knox Jr.

Dated:  July 12, 2010                                            Title:       Vice President and Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

PAGE 9 OF 10 PAGES

EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation, MFC Global Investment Management (U.S.), LLC, John Hancock Funds II High Income Fund, John Hancock High Yield Fund and John Hancock Strategic Income Fund agree that the Schedule 13G to which this Agreement is attached, relating to the Series A-1 Convertible Preferred Stock of Greektown Superholdings, Inc., is filed on behalf of each of them.

Manulife Financial Corporation

By:          /s/ Kenneth G. Pogrin

Name:     Kenneth G. Pogrin

Dated:  July 12, 2010                                            Title:       Attorney in Fact*

MFC Global Investment Management (U.S.), LLC

By:          /s/ William E. Corson

Name:     William E. Corson

Dated:  July 12, 2010                                            Title:       Vice President and Chief Compliance Officer

John Hancock Funds II High Income Fund

By:          /s/ Francis V. Knox Jr.

Name:     Francis V. Knox Jr.

Dated:  July 12, 2010                                            Title:       Vice President and Chief Compliance Officer

John Hancock High Yield Fund

By:          /s/ Francis V. Knox Jr.

Name:     Francis V. Knox Jr.

Dated:  July 12, 2010                                            Title:       Vice President and Chief Compliance Officer

John Hancock Strategic Income Fund

By:          /s/ Francis V. Knox Jr.

Name:     Francis V. Knox Jr.

Dated:  July 12, 2010                                            Title:       Vice President and Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

PAGE 10 OF 10 PAGES